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                                                        EXHIBIT 6.26

                               ROYALTY AGREEMENT


        This ROYALTY AGREEMENT (the "Agreement") dated as of the 1st day of July, 1997, is by and between Neutral Posture Ergonomics, Inc. located at 3904
N. Texas Ave., Bryan, Texas 77803-0555 and Dr. Jerome Congleton, 13065 Valley Cir., College Station, Texas 77845.


                                    RECITALS

        Dr. Congleton is a joint inventor of an invention which is disclosed and claimed in United States Patent Application Serial Number 08/819,701, filed on March 21, 1997, entitled "Apparatus for Housing and Transporting, and
Furnishing an Adjustable User-Platform for a Portable Computer" (the "Patent Application"). Dr. Congleton has assigned all of his right, title and interest in and to the Patent Application to Neutral Posture Ergonomics, Inc. in exchange for the royalties payable pursuant to this Agreement.

                                  DEFINITIONS

1. "Neutral Posture Ergonomics", a Texas Corporation, "Neutral Posture Ergonomics, Inc.", or "NPE" shall mean Neutral Posture Ergonomics, Inc., its successors and assigns, and any sublicensees and their successors and assigns.

2. "Patent Application" shall have the meaning set forth in the Recitals of this Agreement.

3. "Net Sales Value" shall mean the invoice price less quality and cash discounts thereon actually allowed but shall not include (i) sales or excise taxes paid directly or indirectly by Neutral Posture Ergonomics, (ii) any shipping costs actually paid and separately itemized by Neutral Posture Ergonomics or (iii) normal and customary trade discounts, returns and allowances actually allowed.

4. "Product" shall mean any device which would infringe one or more claims of the patent or patents resulting under the Patent Application.

5. "Sold" shall mean a Product billed out, or shipped, or paid for, whichever shall occur first.

                             REMUNERATION AND TERM

        (A) Neutral Posture Ergonomics, Inc., shall pay Dr. Congleton a royalty fee under the terms and conditions specified below to the earlier of (i) the end of the term of any patent that issues arising from the Patent Application
(ii) the abandonment or failure to issue of the Patent Application and any dependent patent applications or issued patents. The royalty shall be at a rate of three percent (3%) of the Net Sales Value of Products Sold by Neutral
Posture Ergonomics.

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                               REPORTS AND AUDIT

        (1) Neutral Posture Ergonomics shall keep full, true, and accurate books of account containing all particulars which may be necessary for the purpose of showing the amount payable to Dr. Congleton by way of royalty as aforesaid. Said books of account shall be kept at Neutral Posture Ergonomics' principal place of business. Said books and the supporting data shall be opened upon reasonable prior notice, no more than twice during any calendar year, during normal business hours at all reasonable times to the inspection of an independent certified public accountant retained by Dr. Congleton for the purpose of verifying Neutral Posture Ergonomics' royalty statements, or Neutral Posture Ergonomics' compliance in other respects to this agreement. The accountant shall only have the authority to report the amount of royalties that should have been paid to Dr. Congleton during the period under inspection.

        (2) Neutral Posture Ergonomics, within sixty (60) days after the first day of January, April, July and October of each year shall deliver to Dr. Congleton a true and accurate report, giving such particulars of the business conducted by Neutral Posture Ergonomics during the preceding three (3) months under this Agreement as are pertinent to an accounting for royalty under this Agreement. These shall include at least the following:

                (i)   model numbers of each Product Sold;

                (ii)  quantity of each Product Sold;

                (iii) unit prices;

                (iv)  gross billings;

                (v)   deductions, stating the basis for each deduction claimed;
                      and

                (vi)  royalty due Dr. Congleton.

        Simultaneously with the delivery of each such report, Neutral Posture Ergonomics shall pay to Dr. Congleton the royalty due for the period covered by such report. If no royalties are due, it shall be so reported.

                                  ARBITRATION

        If any dispute arises with respect to the endorsement or interpretation of the terms and conditions of this Agreement, such dispute shall not serve to terminate this Agreement but shall instead be resolved by binding arbitration upon thirty (30) days prior written notice in accordance with the notice requirements of this Agreement, in accordance with the ten existing rules of the American Arbitration Association. The award of the arbitrator shall be confirmed as a judgement by any court having competent jurisdiction. This Agreement shall be interpreted under the laws of the State of Texas and all disputes shall be arbitrated in the City of College Station, Texas.


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                                 MISCELLANEOUS

        (1) This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Texas.

        (2) This Agreement does not constitute a partnership, joint venture or agency relationship between the parties.

        (3) All notices and payments required or permitted to be given hereunder must be in writing and shall be deemed effectively given when received or, if not received, when deposited with the U.S. Post Office as U.S. Certified mail, return receipt requested, addressed as follows:

        To Neutral Posture Ergonomics:          3904 N. Texas Ave.
                                                Bryan, TX 77845
                                                Attn:  Rebecca Boenigk

        To Dr. Congleton:                       13065 Valley Circle
                                                College Station, TX  77845

Each party shall give written notice to the other of any change in its address.

        (4) No delay or omission by any party to exercise any right or remedy under this Agreement shall be construed to be either acquiescence or the waiver of the ability to exercise any right or remedy in the future.

        (5) If any part of this Agreement is held to be invalid, illegal or unenforceable, the remainder of the Agreement shall continue in effect.

        (6) This Agreement shall be construed and interpreted in accordance with the laws of the State of Texas and exclusive jurisdiction and venue for all actions arising hereunder is agreed to be with the courts in Dallas, Texas.

        (7) This Agreement shall be binding upon and inure to the benefit of the successors, assigns and heirs of the parties.

        (8) This Agreement supersedes any previous contract between the parties and constitutes the entire agreement between them together with the Assignment document by which Neutral Posture Ergonomics acquired Dr. Congleton's rights in the Patent Application. The parties acknowledge that any statements or documents not specifically referenced or made a part of this Agreement shall not have any effectiveness. This Agreement may not be changed except by a written agreement signed by the parties hereto.



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EXECUTED at Bryan, Texas, on September 22, 1997




DR. JEROME CONGLETON            NEUTRAL POSTURE ERGONOMICS, INC.


/s/ JEROME J. CONGLETON         By: /s/ REBECCA BOENIGK
-----------------------------       -----------------------------

Date: September 22, 1997        Title: Chief Executive Officer
      -----------------------          --------------------------

                                Date:  September 22, 1997
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